

July 1, 2015

Peter Anthony Chiodo
Chief Executive Officer
Soul & Vibe Interactive Inc.
1600 South Hwy 100, Suite 500
St. Louis Park, MN 55416

  Re: Soul & Vibe Interactive Inc.
    Preliminary Information Statement on Schedule 14C
    Filed June 25, 2015
    File No. 000-55091

Dear Mr. Chiodo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Katherine Wray

           Katherine Wray
           Staff Attorney

cc: Richard Friedman, Esq.
    Sichenzia Ross Friedman Ference LLP